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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2005
WASH, D.C. 213

SECURITIE ION

05038950

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue Suite 1150

(No. and Street)

Miami Florida 33131

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Massens (305) 777 2425

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP

(Name — *if individual, state last, first, middle name*)

200 East Las Olas Boulevard Suite 1700 Ft. Lauderdale Fl. 33301

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sixto CAmpano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of Feb. 24th, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUAN C. MASSENS
MY COMMISSION # DD 344881
EXPIRES: December 9, 2008
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp.

(a wholly-owned subsidiary of EFG
Private Bank S.A.)

Statement of Financial Condition

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 East Las Olas Boulevard
Suite 1700
Fort Lauderdale FL 33301
Telephone (954) 764 7111
Facsimile (954) 525 4453

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. (a wholly-owned subsidiary of EFG Private Bank S.A.) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2005

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)
Index
December 31, 2004

Page(s)

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 4,641,844
Receivable from customers	422,523
Accounts receivable	373,214
Due from affiliates	703,205
Due from employees	152,789
Furniture, equipment and leasehold improvements, net	200,122
Deferred tax asset	2,436,360
Other assets	63,699
Total assets	$ 8,993,756
Liabilities and Stockholder's Equity	
Payable to broker-dealer	$ 422,122
Accrued expenses and other liabilities	985,160
Total liabilities	1,407,282
Commitments and Contingencies (Note 7)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,199,990
Accumulated deficit	(4,613,526)
Total stockholder's equity	7,586,474
Total liabilities and stockholder's equity	$ 8,993,756

The accompanying notes are an integral part of these financial statements.

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Private Bank S.A. (the "Parent") who with its ultimate parent, EFG Bank European Financial Group, are headquartered in Switzerland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a self-clearing broker-dealer that provides its customers with investment and brokerage related financial services. The Company utilizes either a third party or the Parent to settle all trades. Custody of securities owned by customers of the Company is maintained by the Parent. Additionally, the Parent, or its affiliates, earns commissions from products and services it may provide to these customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are significant in the near or medium term relate to the determination of the valuation allowance on the deferred tax asset.

Securities Transactions

Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date, generally the third business day following the transaction. Commission revenues and expenses on a trade date basis are not materially different from commission revenues and expenses on a settlement date basis. At year end, the Company makes an accrual to compensate the difference between trade and settlement date accounting for unsettled trades.

Receivable from customers and payable to broker-dealers represents security transactions that have not settled as of December 31, 2004.

The Company generates fees from the placement of customer funds with certain mutual funds which are recorded as accounts receivable on the statement of financial condition. Fees are earned based on contractual agreements with the various funds.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

Cash and Cash Equivalents
The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. The Company has provided a security interest in a $150,000 certificate of deposit to cover any overdrafts on EFG's account at that bank. At December 31, 2004, there were no overdrafts outstanding.

Income Taxes
The Company is subject to federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2004 consisted primarily of receivables from affiliates, employees and other third parties and accrued expenses.

3. Cash Segregated under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2004, no cash has been segregated.

4. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2004:

Furniture	$ 233,644
Equipment	489,722
Leasehold improvements	261,424
	984,790
Less: accumulated depreciation	(784,668)
	$ 200,122

5. Related Party Transactions

The Company performed broker-dealer services for the Parent and affiliates and recognized commission revenue of $633,891 for the year ended December 31, 2004. Amounts due from the parent and affiliates were $703,205 at December 31, 2004.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2004, advances to employees were $152,789.

Effective January 1, 2002, the Company entered into a revenue sharing agreement (the "Agreement") with the Parent which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the Parent. The Agreement expires on December 31, 2006. The Company intends to renew the Agreement with the Parent upon expiration. The Company earned $5,568,801 pursuant to the Agreement for the year ended December 31, 2004.

An affiliate administers a fund in which the Company's customers participate. The Company paid $43,463 in fees for these services for the year ended December 31, 2004.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2004, the Company had net capital (as defined) of $3,670,904, which was $3,420,904 in excess of its required net capital (as defined) of $250,000. The Company's net capital ratio was 0.38 to 1.

7. Commitments and Contingencies

The Company rents office premises, telecommunications equipment, and a motor vehicle under noncancellable operating lease agreements. Future minimum lease payments under these agreements as of December 31, 2004 are as follows:

Year	Amount
2005	$ 493,646
2006	221,891
2007	6,824
	$ 722,361

Rental expenses in 2004 amounted to $383,875.

In 2002, two suits were filed against the Company in relation to investments in a Peruvian bank and its holding company that were seized and closed by Peruvian officials. The plaintiffs, who had invested in the Peruvian bank, are seeking recovery of lost investments and various fees. The Company has notified their insurance carrier of this matter. Management intends to vigorously defend this matter. In management's opinion, the resolution of this claim will not have a material effect on the financial condition or results of operations of the Company.

8. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $13,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2004 was $108,518.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statement. At December 31, 2004, the Company had recorded no liabilities with regard to this risk.

Securities transactions with other broker-dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG buys or sells securities for its customers only when it is certain that either the cash or the securities to settle are available in the customer's custody account at the Parent.

10. Income Taxes

At December 31, 2004, the Company's deferred tax benefit consisted of the following tax effected temporary differences:

	Amount
Net operating loss carryforward	$ 2,332,064
Other	104,296
Net deferred tax asset	$ 2,436,360

During 2004, the Company utilized approximately $2.3 million of its net operating loss carryforwards to offset 2004 taxable income. The Company has remaining net operating loss carryforwards of approximately $6.2 million which expire during the period 2017 to 2021. Other temporary differences are primarily attributable to differences in tax and book depreciation and the recognition of bonus payments.

Management periodically conducts evaluations to determine whether it is more likely than not that some or all of the deferred tax asset will not be realized. As a result of this analysis, the Company determined that the deferred tax asset is appropriate.